EXHIBIT 12.1

INSULET CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Insulet Corporation’s computation of ratios of earnings to fixed charges:

						Three Months Ended
	2009	2010	2011	2012	2013	March 31, 2013	March 31, 2014
Earnings
(Loss) before income taxes	$(72,344)	$(61,159)	$(57,043)	$(51,655)	$(44,874)	$(10,534)	$(6,079)
Adjustments:
Accretion	—	—	—	—	—	—	—
Capitalized interest	(106)	(202)	(404)	(633)	(292)	(102)	(39)

Adjusted (loss) before income taxes	(72,450)	(61,361)	(57,447)	(52,288)	(45,166)	(10,636)	(6,118)
Add: Fixed charges	13,440	22,990	15,261	16,626	17,697	4,507	4,572

Loss adjusted for fixed charges	$(59,010)	$(38,371)	$(42,186)	$(35,662)	$(27,469)	$(6,129)	$(1,546)

Fixed Charges
Interest Expense	13,226	22,694	14,715	15,794	17,214	4,355	4,489
Capitalized interest	106	202	404	633	292	102	39
Amortization of convertible notes offering cost	—	—	—	—	—	—	—
Estimated interest portion of rent expense	108	94	142	199	191	50	44

Total Fixed Charges	$13,440	$22,990	$15,261	$16,626	$17,697	$4,507	$4,572

Ratio of earnings to fixed charges (1)	(4.4)	(1.7)	(2.8)	(2.1)	(1.6)	(1.4)	(0.3)

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $72.5 million in 2009, $61.4 million in 2010, $57.4 million in 2011, $52.3 million in 2012, $45.2 million in 2013, $10.6 million in the three months ended March 31, 2013 and $6.1 million in the three months ended March 31, 2014.

						Three Months Ended
	2009	2010	2011	2012	2013	March 31, 2013	March 31, 2014
Loss adjusted for fixed charges	$59,010	$38,371	$42,186	$35,662	$27,469	$6,129	$1,546